DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com
Sam Zabaneh
samer.zabaneh@dlapiper.com
T 512.457.7126
F 512.721.2226

July 3, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kate Beukenkamp, Attorney-Advisor
Kathleen Krebs, Special Counsel
Larry Spirgel, Assistant Director
Christine Adams, Staff Accountant
Terry French, Accountant Branch Chief

Re:	RetailMeNot, Inc.
Registration Statement on Form S-1 (File No. 333-189397)
Submitted June 17, 2013
CIK No. 0001475274

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company” or “RetailMeNot”) in response to the June 26, 2013 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-189397), which was filed with the Commission on June 17, 2013 (the “Registration Statement”).

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the Registration Statement.

Capitalization, page 48

1. We note that all share and per share information for all periods presented has been adjusted to reflect the effect of the reverse stock split effective June 12, 2013. In this regard, please revise the description of your presentation of pro forma results, in the second bullet point in this section, to exclude the reference to the stock split.

Response: In response to the Staff’s comment, the Company intends to revise the disclosure in Amendment No. 1 to the Registration Statement to be filed on or about July 8, 2013 (“Amendment No. 1”) to delete the reference to the stock split in the second bullet of the first paragraph on page 48.

Division of Corporate Finance

July 3, 2013

Page Two

Critical Accounting Policies and Estimates, page 81

Third-Party Valuation Methodology, page 85

2. We note that you obtained third-party valuations throughout the past two years to estimate the fair value of your Series 1 common stock. In your disclosures, you refer to the methods that the third-party valuation firm(s) used to determine your enterprise value and fair value per share. Based upon your disclosures of the valuations performed in 2012 and 2013, it appears that you attribute the valuation results to the valuation expert(s), rather than management or your Board of Directors. While you are not required to refer to these independent valuations, when you do, you should also disclose the name of the expert and include the expert’s consent as an exhibit. Accordingly, please revise to name the expert and include their consent. Alternatively, if management or your Board was responsible for the valuation results and only considered or relied in part upon [a] reports of third party experts, revise to disclose such fact. Please refer to question 141.02 of the Securities Act Compliance and Disclosure Interpretations which can be found at: http://www/sec/gov/divisions/corpfin/guidance/sasinterp.htm.

Response: In response to the Staff’s comment, the Company intends to revise the disclosure in Amendment No. 1 on pages 86-92 to clarify that the Company’s Board of Directors was responsible for the valuation results and only considered the third-party valuation as one of numerous objective and subjective factors in determining the fair value of the Company’s Series 1 common stock. Further, the Company intends to revise the disclosure in Amendment No. 1 on page 92 to include disclosure of the Company’s most recent stock option grants in May of 2013 as previously disclosed to the Staff in our letter to the Staff dated June 24, 2013. The Company also plans to revise its disclosure in Amendment No. 1 to describe the primary factors that contribute to the difference in fair value of the Company’s Series 1 common stock from May 31, 2013 to June 21, 2013, as described in the Company’s most recent letter to the Staff.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7126 if you have any questions regarding this letter or Amendment No. 1 that the Company intends to file on or about July 8, 2013.

Division of Corporate Finance

July 3, 2013

Page Three

Very truly yours,

DLA Piper LLP (US)

Samer M. Zabaneh

Partner

Enclosures

Cc:	Louis J. Agnese, III (RetailMeNot, Inc.)

Douglas C. Jeffries (RetailMeNot, Inc.)

Philip W. Russell (DLA Piper LLP (US))

Paul R. Tobias (Wilson Sonsini Goodrich & Rosati, Professional Corporation)

Joseph M. Alcorta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)